Nettel Holdings, Inc.

610 SW Broadway Ave., Suite 405

Portland, Oregon 97205

                                                                                                                                                                                                            January 18, 2005

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

                        Re:        Nettel Holdings, Inc. (the "Company")

                                      Registration Statement on Form SB-2

                                      Filed November 1, 2004

                                      File No. 333-120115

Ladies and Gentlemen:

        We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because, as discussed with the Staff, the Company intends to amend the terms of the private placement and will register the shares of common stock underlying such private placement on another registration statement. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact Gregory Sichenzia at (212) 930-9700.

        Thank you for your assistance in this matter.

                                                                                                                                                                                          NETTEL HOLDINGS, INC.

                                                                                                                                                                                          By: /s/ Michael Nguyen

                                                                                                                                                                                          Michael Nguyen

                                                                                                                                                                                          CEO